SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

MINUTES FOR THE ONE THOUSAND SEVENTY-NINTH MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A.’S (“AXIA ENERGIA”) BOARD OF DIRECTORS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

We hereby certify, for all intents and purposes, that the 1079th meeting of AXIA ENERGIA’s Board of Directors was held on 11.05.2025. A call of meeting was issued by the Chair of the Board of Directors, pursuant to the Company’s Articles of Incorporation. President and Chair of the Board of Directors VICENTE FALCONI CAMPOS (VFC) presided over the meeting. The Director ANA SILVIA CORSO MATTE (ASM) and Directors CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS) were present at the meeting. There were no recorded absences. Participants from the Corporate Governance Board: Vice President of Governance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: Supporting materials were made available to the Board members through the Governance Portal. QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, head provision, Articles of Incorporation), except in cases of qualified quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. Advance notice of a conflict of interest on the part of the Director and/or their temporary absence will result in their presence being discounted from calculations of minimum quorum required to pass a board resolutions.

➢  DEL-178/2025. Approval of the interim financial statements for the period ended 09/30/2025. (RES 428, of 11.04.2025). Axia Energia’s Board of Directors, in the use of the powers vested therein and as part of a proposal and decision from the Executive Board and the favorable opinion issued by the Audit and Risks Committee, HEREBY RESOLVES:

1.     To authorize the filing of AXIA Energia's interim financial statements for the period ended September 30, 2025 approved by AXIA Energia's Executive Board through RES-428, which is dated 11.04.2025.

Quorum: Unanimity, pursuant to the proposal from the Executive Board (RES 428, of 11.04.2025) and upon a favorable manifestation on the part of the Statutory Audit and Risks Committee being registered.

DEL-179/2025. Distribution of interim dividends. (RES 439, of 11.04.2025). Centrais Elétricas Brasileiras S.A.’s – ("AXIA Energia”) Board of Directors, in the use of the powers vested therein and as part of a proposal and decision from Executive Board, HEREBY RESOLVES:

1.     To approve the distribution of dividends in the amount of $4,300,000,000.00 (four billion and three hundred million reals) under the terms provided for in art.57 of the Company's Articles of Incorporation. Dividends are to be distributed, as of the present date, in the form of interim dividends. Part of the balance of the statutory reserve referred to in art. 56, II of the referred to Articles, as calculated on June 30, 2025, will be used and considered part of the mandatory dividend to be calculated under the 2025 profit and loss account at the end of the fiscal year, as shown below:

•          R$ 1.581534687 per class A share of preferred stock (PNA);

•          R$ 2.078419036 per class B share of preferred stock (GNP);

•          R$ 1.889535942 per share of common stock (ON) and golden share.

2.     The value of the shares mentioned in item 1 above may vary slightly by the respective cut-off dates, depending on the share repurchase program, which will impact the number of shares held in treasury to be measured and defined by the Financial and Investor Relations Vice Chair.

Quorum: Unanimity, pursuant to the corresponding proposal from the Executive Board (RES 439, of 11.04.2025).

Closing and drawing up of the certificate of the minutes: It is hereby registered that materials relating to the resolutions of this Board of Directors' Meeting are filed at the Company's headquarters. At the end of the meeting, the Chair requested that the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The remaining resolutions were omitted because they deal with exclusively internal matters, protected by the duty of secrecy provided for in art. 155 of the Brazilian Corporations Act and not classified under § 1 of art. 142 of the same Law. The following members were present at the meeting: Director and Chair of the Board of Directors VICENTE FALCONI CAMPOS, ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA.

Rio de Janeiro, November 11, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.